                                                                      MTHM Draft
                                                                          3/7/97

                                                                File No. 70-8979


                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                                  Amendment No. 3 To

                           FORM U-1 APPLICATION-DECLARATION

                                      UNDER THE

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                               ________________________

                          CENTRAL AND SOUTH WEST CORPORATION
                             1616 Woodall Rodgers Freeway
                                   Dallas, TX 75202

                           CENTRAL POWER AND LIGHT COMPANY
                             539 North Carancahua Street
                           Corpus Christi, Texas 78401-2802

                          PUBLIC SERVICE COMPANY OF OKLAHOMA
                                212 East Sixth Street
                              Tulsa, Oklahoma 74119-1212

                         SOUTHWESTERN ELECTRIC POWER COMPANY
                                  428 Travis Street
                           Shreveport, Louisiana 71156-0001

                             WEST TEXAS UTILITIES COMPANY
                                  301 Cypress Street
                              Abilene, Texas 79601-5820

               (Names of companies filing this statement and addresses
                           of principal executive offices)
                               ________________________

                          CENTRAL AND SOUTH WEST CORPORATION
                   (Name of top registered holding company parent)
                               ________________________

                              Wendy G. Hargus, Treasurer
                         Central and South West Corporation
                            1616 Woodall Rodgers Freeway
                                 Dallas, Texas 75202

                                Joris M. Hogan, Esq.
                           Milbank, Tweed, Hadley & McCloy
                               1 Chase Manhattan Plaza
                            New York, New York 10005-1413

                     (Names and addresses of agents for service)

     Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiary companies Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), and West Texas Utilities Company ("WTU"), each referred to as an "Operating Subsidiary" and collectively referred to as the "Operating Subsidiaries", hereby amends its Form U-1 Application-Declaration in File No. 70-8979 in the following respects. In all other respects, the Application-Declaration as previously filed will remain the same.

ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTIONS.

     Item 1 will be amended from its first paragraph to, but not including, "C. Issuance of Tax Deductible Securities" to read as follows and Item 1.E. will be amended as described below:

     CSW and/or the Operating Subsidiaries propose to issue tax deductible preferred securities ("Preferred Securities") as part of a restructuring of the existing preferred stock component of the Operating Subsidiaries' capitalization (the "Preferred Restructuring") which consists of (i) eliminating provisions in the Operating Subsidiaries' articles restricting the amount of unsecured debt, and Preferred Securities which may be treated as unsecured debt, issuable by each Operating Subsidiary, (ii) acquiring or calling all or a portion of the Operating Subsidiaries' outstanding preferred stock, and (iii) issuing at the CSW and/or the Operating Subsidiary level Preferred Securities, all as described in the following introduction to Item 1 and in more detail in Item 1, Sections A through F, below.

     The Operating Subsidiaries propose to solicit proxies from the holders of their outstanding shares of preferred stock and common stock ("Proxy Solicitation") to approve a proposed amendment to CPL and WTU's Restated Articles of Incorporation and PSO and SWEPCO's Restated Certificates of Incorporation (collectively, the "Articles") that would eliminate a provision restricting the amount of unsecured debt issuable by each Operating Subsidiary (individually, a "Proposed Amendment" and collectively, the "Proposed Amendments"). Proxies would be voted at special meetings of the Operating Subsidiaries' respective stockholders to be held on April 7, 1997 for CPL and April 16, 1997 for PSO, SWEPCO and WTU (the "Special Meetings") for the purpose of voting on the Proposed Amendments. If the Proposed Amendments are adopted, the Operating Subsidiaries propose to make a special cash payment as specified below to each preferred stockholder who voted in favor of the applicable Proposed Amendment; provided that any such shares were not tendered in a concurrent cash tender offer for such shares in the case of SWEPCO, PSO and WTU (described below).

     Concurrently with the Proxy Solicitation for SWEPCO, PSO and WTU, CSW proposes to make a cash tender offer for any and all shares of outstanding preferred stock of SWEPCO, PSO and WTU. CSW also proposes to make a cash tender offer for the 4.00% and 4.20% Series of CPL's cumulative preferred stock (together with the SWEPCO, WTU and PSO offers, the "Offers" and each an "Offer") concurrently with CPL's seperate proxy solicitation. The CPL Offer would coincide with the launch of the other Offers and with the CPL proxy solicitation. However, unlike the combined proxy solicitations and tender offers proposed by SWEPCO, PSO and WTU, the launch of and the documentation for the CPL Offer will be entirely separate from CPL's proxy solicitation materials. The CPL Offer will not be conditioned, in any way, upon the results of, or a vote cast in, the CPL proxy solicitation. Additionally, CPL proposes to call shares of its 8.72% and 7.12% Series of outstanding cumulative preferred stock at the applicable call price (the "Redemption"). The Offer for each series of preferred stock will be independent of the Offer for any other series. CSW plans to terminate the Offer for each series of preferred stock, including CPL, at 5 P.M. (Central Time) on the date of the applicable Special Meetings for SWEPCO, PSO and WTU ("Expiration Date") but may extend the Expiration Date or terminate the Offer early under certain circumstances. A condition to the Offers, other than the CPL Offer, will be that preferred stockholders who tender their shares pursuant to the Offers vote in favor of the applicable Proposed Amendment. Any shares not voted in favor of the Proposed Amendment will be deemed withdrawn and not validly tendered. Consummation of each Offer, other than the CPL Offer, will be contingent upon the Proposed Amendment being approved and adopted at the Special Meeting. CSW may, however, waive such condition as described below.

     CSW and the Operating Subsidiaries request that the Securities and Exchange Commission (the "Commission") issue a preliminary order authorizing the Proxy Solicitation (collectively, "Preliminary Order") by not later than March 17, 1997. CSW and the Operating Subsidiaries request that the Commission reserve jurisdiction over all other authorizations requested in this Form U-1 Application-Declaration in File No. 70-8979. CSW and the Operating Subsidiaries further request that as soon as practicable after issuance of the Preliminary Order, but not later than April 1, 1997, the Commission issue an order authorizing: (i) the Proposed Amendments and the proposed acquisition of the shares of the Operating Subsidiaries' preferred stock pursuant to the Offers; (ii) the reacquisition, retirement and cancellation by the Operating Subsidiaries of shares tendered to CSW pursuant to the Offers; and (iii) the use by CSW of its general funds and/or funds borrowed through its commercial paper program previously authorized by order dated

March 21, 1995 (HCAR No. 26254), on an interim basis, to finance its purchase of shares tendered, accepted for payment and paid for pursuant to the Offers, until such time as such shares are reacquired by the Operating Subsidiaries.

     CSW and the Operating Subsidiaries also request authorization to deviate from the preferred stock provisions of the Statement of Policy Regarding Preferred Stock Subject to the Public Utility Holding Company Act of 1935, HCAR No. 13106 (Feb. 16, 1956), to the extent applicable with respect to the Proposed Amendments.

     CSW and the Operating Subsidiaries also request that the order grant CSW and the Operating Subsidiaries authority to issue securities similar to the Preferred Securities currently in the marketplace (i.e., tax deductible preferred securities such as QUIPS, TOPRS, etc.) for the purpose of retiring or replacing outstanding first mortgage bonds and preferred stock at the Operating Subsidiaries, or any combination thereof, for the payment of outstanding short-term borrowings and for other general corporate purposes. In order to effectuate the issuance of the preferred securities, CSW and the Operating Subsidiaries propose to issue and sell from time to time in one or more series, directly, or indirectly through a special purpose financing subsidiary (as hereinafter defined) or affiliate of CSW or an Operating Subsidiary established for that purpose, Junior Subordinated Debentures (the "Debentures") and/or Preferred Securities. Each series of Debentures and/or Preferred Securities will mature in not more than 49 years. The Proxy Solicitation, Redemption, Proposed Amendments, Offer and issuance of Debentures and/or Preferred Securities are discussed in more detail below.

     In addition, CSW and the Operating Subsidiaries request authority to manage interest rate risk, as appropriate, through the use of hedging products, including interest rate swaps, forward swaps and caps and collars as described in Item I.D. below. CSW and the Operating Subsidiaries request authority to enter into the foregoing types of transactions from time to time in connection with the issuance of Debentures and/or Preferred Securities.

     The preferred stock of each Operating Subsidiary, the number of shares outstanding, their par value and dollar amount outstanding as of December 31, 1996 are listed below. None of the shares are listed on the New York Stock Exchange ("NYSE") or any other exchange.



CPL

Money Market Preferred             750,000 shares         $100 Par Value     $ 75,000,000

Auction Rate Pref. Series A        425,000 shares         $100 Par Value     $ 42,500,000

Auction Rate Pref. Series B        425,000 shares         $100 Par Value     $ 42,500,000

8.72% Series                       500,000 shares         $100 Par Value     $ 50,000,000

7.12% Series                       260,000 Shares         $100 Par Value     $ 26,000,000

4.20% Series                        75,000 Shares         $100 Par Value     $  7,500,000

4.00% Series                       100,000 Shares         $100 Par Value     $ 10,000,000
                                                                             ------------

                                                              Total          $253,000,000
                                                                             ------------

PSO
4.24% Series                       100,000 Shares         $100 Par Value      $10,000,000

4.00% Series                        97,900 Shares         $100 Par Value      $ 9,790,000
                                                                              -----------

                                                              Total           $19,790,000
                                                                              -----------

SWEPCO
6.95% Series                       340,000 Shares         $100 Par Value      $34,000,000

5.00% Series                        75,000 Shares         $100 Par Value      $ 7,500,000

4.65% Series                        25,000 Shares         $100 Par Value      $ 2,500,000

4.28% Series                        60,000 Shares         $100 Par Value      $ 6,000,000
                                                                              -----------

                                                              Total           $50,000,000
                                                                              -----------

WTU
4.40% Series                        60,000 Shares         $100 Par Value      $ 6,000,000

     All of the outstanding common stock of each Operating Subsidiary is owned by CSW. Each share of common stock and preferred stock of each series is entitled to one vote per share for purposes of the Proposed Amendments. Each Operating Subsidiary's outstanding common stock and preferred stock constitute its only outstanding securities entitled to vote on the applicable Proposed Amendment. None of the Operating Subsidiaries has any other authorized class of equity securities.

     A.  PROXY SOLICITATION AND PROPOSED AMENDMENTS

     1.   Terms of Proxy Solicitation and Proposed Amendments

     Each Operating Subsidiary's Articles currently provide that, without the consent of the holders of at least a majority of the total number of such Operating Subsidiary's shares of preferred stock of all series voting as one class, it may not issue or assume any unsecured notes, debentures or other securities representing unsecured indebtedness ("Unsecured Obligations"), for any purpose other than (a) refunding or renewing outstanding Unsecured Obligations resulting in later maturities or, (b) funding existing unsecured indebtedness (not represented by Unsecured Obligations), if immediately after such issue or assumption (1) the principal amount of all Unsecured Obligations issued or assumed by the Operating Subsidiary and then outstanding would exceed 20% of the aggregate of (i) the principal amount of all bonds or other securities representing secured indebtedness issued or assumed by the Operating Subsidiary and then outstanding and (ii) the total capital stock and surplus of the Operating Subsidiary as then recorded on its books (the "20% Provision"), or
(2) the principal amount of all Unsecured Obligations maturing in less than ten years, issued or assumed by the Operating Subsidiary and then outstanding, computed as herein provided, would exceed 10% of such aggregate amount (the "10% Provision"). For purposes of subparagraph (2) of the previous sentence, the principal amount of any Unsecured Obligations which had an original single maturity of more than ten years from the date thereof, and the principal amount of the final maturity of any serially-maturing Unsecured Obligations which had one or more original maturities of more than ten years from the date thereof, may not be regarded as Unsecured Obligations maturing in less than ten years until such principal amount is due or required to be paid within three years. The Proposed Amendments would eliminate the 10% and 20% Provisions by deleting them in their entirety from the Articles of each Operating Subsidiary.

     Approval and adoption of the applicable Proposed Amendment by each Operating Subsidiary's shareholders requires the affirmative vote of the holders of not less than two-thirds of the outstanding shares of (1) the preferred stock of all series, voting together as one class, and (2) the common stock. CSW has advised the Operating Subsidiaries that it will vote its shares of common stock of each Operating Subsidiary in favor of the Proposed Amendments. Abstentions and broker non-votes in respect of the Proposed Amendments will have the effect of voting against the Proposed Amendments.

     Duly appointed inspectors of election will definitively count and tabulate the votes and determine and announce the results.

     The Operating Subsidiaries have engaged D.F. King & Co. Inc. ("D.F. King") to act as information agent in connection with the Proxy Solicitation. D.F. King will be paid a fee totaling approximately $75,000 which includes reimbursement for its reasonable out-of-pocket expenses.

     If a Proposed Amendment is adopted, the applicable Operating Subsidiary proposes to make a special cash payment of $1.00 per share in the case of SWEPCO, PSO and WTU and $0.25 per share in the case of CPL out of its general funds (each, a "Cash Payment") for each share of preferred stock not tendered pursuant to the SWEPCO, PSO and WTU Offers that is properly voted in favor of the applicable Proposed Amendment. Holder of CPL's 4.00% and 4.20% Series cumulative preferred stock who vote in favor of the amendment will be entitled to receive the Cash Payment regardless of whether they tender their shares. The applicable Operating Subsidiary will disburse Cash Payments promptly after adoption of the applicable Proposed Amendment.

     2.   Benefits of the Proposed Amendments

     CSW and the Operating Subsidiaries believe that adoption of the Proposed Amendments is critical to maximizing their respective financial flexibility and minimizing their financing costs for the benefit of utility customers and, indirectly, the Operating Subsidiaries' investors. CSW estimates that the ongoing financing flexibility and cost savings to be gained through the elimination of the 10% and 20% Provisions outweigh the one-time cost of the special Cash Payments and the other costs of the Proxy Solicitation. CSW and the Operating Subsidiaries further believe that the terms of the Offers will be attractive to tendering preferred stockholders (given the proposed per share purchase price) and will also benefit CSW's investors and system utility customers by (1) contributing to the elimination of the onerous Articles provisions concerning unsecured indebtedness and (2) creating flexibility in planning and financing business activities and (3) resulting in the acquisition and subsequent retirement of outstanding shares of the Operating Subsidiaries' preferred stock and their replacement with less expensive financing alternatives.

     Although historically the Operating Subsidiaries' debt financing has been accomplished through the issuance of first mortgage bonds and short-term debt, CSW and the Operating Subsidiaries believe that unsecured debt will increase in importance over time as an option in financing construction programs, refinancing first mortgage bonds and providing funds for other general corporate purposes. The availability and flexibility of unsecured debt is necessary to take full advantage of changing conditions in the securities markets and the electric utility industry. For example, if the Operating Subsidiaries were ever unable to meet the earnings coverage test in their respective Articles, they would be unable to issue any additional preferred stock. Thus, it is possible that the Operating Subsidiaries could face a situation where they would be able to issue only first mortgage bonds (assuming that the applicable earnings coverage test could be met) or additional common stock.

     The Proposed Amendments will also allow the Operating Subsidiaries to take greater advantage of Preferred Securities on which periodic payments are tax deductible(which have a lower after-tax cost than traditional preferred stock), the retail unsecured debt market, the institutional unsecured debt market and the short-term unsecured debt market. Securities in each of these areas are currently treated as unsecured debt for purposes of the 10% and 20% Provisions.

     The Operating Subsidiaries believe that the 10% and 20% Provisions hamper their flexibility in planning and financing business activities and that eventually they may be at a competitive disadvantage if those restrictions are not removed. New competitors such as power marketers, independent power producers and owners of cogeneration facilities generally are not subject to similar financing restrictions. In recent years, a number of utilities encumbered with charter restrictions similar to the 10% and 20% Provisions have eliminated or relaxed such provisions through successful proxy solicitations. In short, many potential competitors of the Operating Subsidiaries are not constrained by unsecured debt restrictions.

     Reference is made to Exhibit 2 (forms of Offer to Purchase and Proxy Statement) and Exhibit 3 (form of Notice of Special Meeting) for more detailed information with respect to the Proxy Solicitation and Proposed Amendments.

     B.  THE OFFER TO PURCHASE

     1.  Terms of Offer

     Concurrently with the commencement of the Proxy Solicitation for SWEPCO, PSO, WTU and CPL and subject to the terms and conditions stated in the Offer to Purchase and Proxy Statement for SWEPCO, PSO and WTU and the Offer to Purchase for CPL (each, an "Offer to Purchase") and the accompanying Letters of Transmittal and Proxy for SWEPCO, PSO and WTU and the Letter of Transmittal for CPL (each, a "Letter of Transmittal") (see Exhibits 2(a)-(d) and 5(a)-(d)) (collectively, the "Offer Documents"), CSW proposes to make the Offer, pursuant to which it will offer to acquire from the holders of the preferred stock of all series of SWEPCO, PSO and WTU and the 4.00% and 4.20% series of CPL (each a "Series") any and all shares (the "Shares") of such Series at the following cash purchase prices:

          (i) SWEPCO - $___ per share, in the case of the 6.95% Series; $___ per share, in the case of the 5.00% Series; $___ per share, in the case of the 4.65% Series and $___ per share, in the case of the 4.28% Series (each, a "SWEPCO Purchase Price").

          (ii) PSO - $___ per share, in the case of the 4.24% Series and $___ per share, in the case of the 4.00% Series (each, a "PSO Purchase Price").

          (iii) WTU - $___ per share, in the case of the 4.40% Series (the "WTU Purchase Price").

          (iv) CPL - $___ per share, in the case of the 4.20% Series and $___ per share, in the case of the 4.00% Series (each, a "CPL Purchase Price" and together with the SWEPCO Purchase Price, the PSO Purchase Price and the WTU Purchase Price, the "Purchase Price").

     A portion of the Purchase Price, except for the CPL Purchase Price, will be treated as a Cash Payment for voting in favor of the Proposed Amendment. CSW anticipates that the Offer for each Series of preferred stock, including CPL, will be scheduled to expire at 5 P.M. (Central time) on the date of the applicable Special Meeting for SWEPCO, PSO and WTU. The Offers may be extended or terminated earlier under certain circumstances specified below.

     The Offer for any one Series is independent of the Offer for any other Series. The applicable Purchase Price and the other terms and conditions of the Offers apply equally to all preferred stockholders of a respective Series. The Offers are not conditioned upon any minimum number of Shares of the applicable Series being tendered, but are conditioned, except for the CPL Offer, among other things, on the Proposed Amendments being approved and adopted by the requisite vote of the preferred stockholders.

     To tender shares in accordance with the terms of the Offer Documents, the tendering preferred stockholder must either (1) send to The Bank of New York, in its capacity as depositary for the Offers ("Depositary"), a properly completed and duly executed Letter of Transmittal or, if sent by an eligible institution, a facsimile thereof for that Series, together with any required signature guarantees and any other documents required by the Letter of Transmittal, and either (a) certificates for the Shares to be tendered must be received by the Depositary at one of its addresses specified in the Offer Documents, or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described in the Offer Documents (and a confirmation of such delivery must be received by the Depositary), in each case by the Expiration Date; or (2) comply with a guaranteed delivery procedure specified in the Notice of Guaranteed Delivery and Proxy for SWEPCO, PSO and WTU, or the Notice of Guaranteed Delivery for CPL. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders will be irrevocable, subject to certain conditions identified in the Offer Documents.

     CSW's obligation to proceed with the Offers and to accept for payment and to pay for any Shares tendered is subject to various conditions enumerated in the Offer Documents, which include the Commission issuing an order under the Act authorizing the proposed transactions, and which also include, among other conditions, except in the case of the CPL Offer, that the Proposed Amendments be adopted and that all tendering preferred stockholders vote in favor of the applicable Proposed Amendment. Any tendered shares as to which a vote in favor of the Proposed Amendment is not validly cast may be deemed withdrawn and not validly tendered. The CPL Offer is subject to certain conditions enumerated in the Offer Documents, but is not conditioned upon the Proposed Amendments being adopted or upon a tendering preferred stockholder voting in favor of the Proposed Amendment.

     At any time or from time to time, CSW may extend the Expiration Date applicable to any Series by giving notice of such extension to the Depositary, without extending the Expiration Date for any other Series. During any such extension, all Shares of the applicable Series previously tendered will remain subject to the Offer, and may be withdrawn at any time prior to the Expiration Date, as extended. Conversely, CSW may elect in its sole discretion to terminate the Offer prior to the scheduled Expiration Date and not accept for payment and pay for any Shares tendered. In either case, CSW will comply with applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, which require CSW either to pay the consideration offered or to return the tendered Shares promptly after the termination or withdrawal of the Offer and after giving notice of such termination to the Depositary and making a public announcement thereof.

     Subject to compliance with applicable law, CSW further reserves the right in the Offer Documents, in its sole discretion, to amend the Offers in any respect by making a public announcement thereof. If CSW materially changes the terms of an Offer or the information concerning an Offer, or if it waives a material condition of an Offer (such as, if applicable, the condition that the Proposed Amendments be adopted), CSW will extend the Expiration Date to the extent required by the applicable provisions of the Exchange Act and the rules promulgated thereunder. Those provisions generally require that the minimum period during which an issuer tender offer must remain open following material changes in the terms of the offeror information concerning the offer (other than a change in price, or change in percentage of securities sought or change in the dealer's soliciting fee) will depend on the facts and circumstances, including the relative materiality of such terms or information. However, if CSW notifies Operating Subsidiary preferred stockholders that it will (a) increase or decrease the price it will pay for Shares, (b) increase or decrease the percentage of Shares it seeks or (c) increase or decrease the dealer's soliciting fee, then the Expiration Date will be extended, if necessary, so that the expiration of the Offer occurs at least ten business days after the announced change.

     Shares validly tendered to the Depositary pursuant to the Offers and not withdrawn in accordance with the procedures set forth in the Offer Documents will be held by CSW until the Expiration Date (or returned promptly in the event the Offer is terminated). Subject to the terms and conditions of the Offers, as promptly as practicable after the Expiration Date, CSW will accept for payment and pay for any and all Shares validly tendered and not withdrawn. CSW will pay for Shares that it has purchased pursuant to the Offers by depositing the applicable Purchase Price with the Depositary, which will act as agent for the tendering preferred stockholders for the purpose of receiving payment from CSW and transmitting payment to tendering preferred stockholders. CSW will pay all stock transfer taxes, if any, payable on account of its acquisition of shares pursuant to the Offers, except in certain circumstances where special payment or delivery procedures are utilized in conformance with the applicable Letters of Transmittal.

     With respect to Shares validly tendered and accepted for payment by CSW, each tendering preferred stockholder of SWEPCO, PSO and WTU will be entitled to receive as consideration from CSW only the applicable Purchase Price. Any such tendering stockholder will not be entitled to receive any additional consideration in the form of a Cash Payment, although a portion of the applicable Purchase Price will be attributable to the amount of the Cash Payment. As stated above in Item 1.A.1., the latter payment will be payable by SWEPCO, PSO and WTU solely in respect of Shares properly voted by preferred stockholders in favor of the Proposed Amendments, provided that (a) such Shares have not been tendered pursuant to the Offer and (b) the Proposed Amendments are adopted. Tendering preferred stockholders of CPL will be entitled to the CPL Purchase Price. Further, assuming a preferred stockholder of CPL votes for the Proposed Amendment pursuant to the separate CPL Proxy Solicitation and the Proposed Amendment is approved and adopted at the Special Meeting, the preferred stockholder of CPL will be entitled to a Cash Payment.

     As noted immediately above, subject to the terms and conditions of the Offers, Shares validly tendered and not withdrawn will be accepted for payment and paid for by CSW as promptly as practicable after the Expiration Date. If the Proposed Amendments are adopted, the Operating Subsidiaries propose to reacquire all shares acquired by CSW pursuant to the Offers after the consummation of the Offers at the Purchase Price. Upon such reacquisition the Operating Subsidiaries will retire and cancel such Shares. The Operating Subsidiaries hereby request authorization for such reacquisition.

     The Offers for SWEPCO, PSO and WTU are conditioned upon the Proposed Amendments being adopted at the Special Meetings, however, CSW may elect to waive such condition. In that case, as promptly as practicable after CSW's purchase of any Shares validly tendered pursuant to the Offers, each of SWEPCO, PSO and WTU may call another special meeting or commence a consent solicitation of its common and preferred stockholders and solicit proxies or consents for the purpose of securing the requisite two-thirds affirmative vote of stockholders to amend the Articles to eliminate the 10% and 20% Provisions and CSW may make open market purchases of the Shares in connection therewith. Further, if CPL's Proposed Amendment is not approved and adopted pursuant to CPL's separate Proxy Solicitation, CPL may also call another Special Meeting for the purpose of securing the requisite vote to amend the Articles and CSW may make open market purchases of the Shares in connection therewith.

     In any event, CSW has advised the Operating Subsidiaries that it intends to vote any Shares acquired by it pursuant to the Offers or otherwise (as well as all of its shares of common stock) in favor of the Proposed Amendments to eliminate the 10% and 20% Provisions. If the Proposed Amendments are approved and adopted, and in any event within one year from the Expiration Date (including any extensions thereof), the Operating Subsidiaries will reacquire all shares from CSW at the Purchase Price after such meetings or at the expiration of such one-year period, as applicable, and the Operating Subsidiaries will thereupon retire and cancel such Shares.

     CSW requests authority to use its general funds and/or funds borrowed through its commercial paper program previously authorized by order dated March 21, 1995 (HCAR No. 26254), on an interim basis, to finance its purchase of any Shares tendered, accepted for payment and paid for pursuant to the Offers, until such time as such shares are reacquired by the Operating Subsidiaries.

     CSW has selected Goldman, Sachs & Co. and Smith Barney Inc. to act as dealer managers in connection with the Offers (the "Dealer Managers"). The Dealer Managers will be paid a combined fee of $0.50 per Share for any Shares tendered, accepted for payment and paid for pursuant to the Offers. Each Dealer Manager will also be reimbursed by CSW for its reasonable out-of-pocket expenses, including attorney's fees, and will be indemnified against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offers. In addition, CSW will pay soliciting brokers and dealers a separate fee of $1.50 per Share for Shares tendered, that are accepted for payment and paid for pursuant to the Offer (except that for transactions equal to or exceeding 2,500 Shares, CSW will pay a solicitation fee of $1.00 per Share; provided that any fee payable pursuant to this parenthetical shall be paid 80% to the Dealer Managers and 20% to any designated soliciting broker or dealer (which may be a Dealer Manager)). As set forth in Item 2, CSW proposes to pay the Depositary a fee of approximately $75,000.

     2. Benefits of Offer; Utilization of CSW rather than the Operating Subsidiaries as Offeror

     The proposed acquisition by CSW of Shares pursuant to the Offers will benefit CSW's utility system customers and shareholders and the Operating Subsidiaries' preferred stockholders. The Offers allow preferred stockholders who may not favor the elimination of the 10% and 20% Provisions an option to tender their shares at a premium to the market price and without the usual transaction costs associated with such a sale. System utility customers and CSW shareholders will benefit from the Operating Subsidiaries' increased flexibility and reduced financing costs in issuing Preferred Securities and unsecured debt.

     Specifically, assuming that 50% of all the Shares are purchased in the Offers, the estimated savings to the Operating Subsidiaries are expected to approximate $2.5 million each year (based on a dollar-for-dollar replacement of the Shares subject to the Offers with Preferred Securities at prevailing rates on the date hereof), after taxes. Further, assuming (x) 50% of the Shares are tendered in the Offers, (and that holders of 100% of CPL's Money Market Preferred Series, Auction Rate Preferred Series A and Auction Rate Preferred Series B and 30% of the outstanding preferred stock of all other series of the Operating Subsidiaries vote in favor of the Proposed Amendment resulting in approval of and adoption of such amendment), (y) refinancing of Shares acquired and paid for pursuant to the Offers with tax deductible Preferred Securities (and assuming such rates do not change throughout the period), and (z) a discount rate equal to the Operating Subsidiaries' after-tax weighted average cost of capital, CSW anticipates that the proposed transactions may yield total after-tax, present value cash savings of approximately $22 million over the next 30 years, net of cash expenditures incurred in respect of the Offers and Proxy Solicitation. A higher success rate for the Offers potentially could generate even greater cash savings. The preceding assumptions also assume CPL's 8.72% Series and 7.12% Series Preferred Securities will no longer be outstanding at the time of the CPL Proxy Solicitation.


     As stated above in Item 1.B.1, if the Offer and Proxy Solicitation do not result in the Proposed Amendments being adopted, as promptly as practicable after completion of the Proxy Solicitation, each Operating Subsidiary may call another special meeting of its common and preferred stockholders and solicit proxies to obtain the requisite two-thirds affirmative vote of preferred stock to approve and adopt the Proposed Amendments and CSW may make open market purchases of the Shares in connection therewith. CSW has advised the Operating Subsidiaries that it would vote any Shares previously acquired by it pursuant to the Offers or otherwise (together with all of its shares of common stock) in favor of the Proposed Amendments. By contrast, if the Operating Subsidiaries, rather than CSW, had acquired Shares pursuant to the Offers, upon acquisition thereof by the Operating Subsidiaries any such Shares would be deemed treasury shares under

Delaware, Oklahoma and Texas law and, as such, the Operating Subsidiaries would be precluded from voting those Shares under any circumstances.

     E.  REPURCHASE OF OLD SECURITIES

     Item 1.E will be amended and restated to read as follows:

     The Operating Subsidiaries may also acquire any or all of one or more series of the Old Securities from time to time through December 31, 2001 in open market and negotiated transactions. Any such acquisitions will be made with internally generated funds or short-term borrowings. Acquisitions would only be made if the Operating Subsidiary determined that it would be in the best interest of the Operating Subsidiary to do so based on, among other things, the interest rate or dividends payable on the securities, the Operating Subsidiary's financing plans and capital structure and the Operating Subsidiary's then current cash position. The Operating Subsidiary may make purchases of Old Securities in light of opportunities which arise to make such purchases at a time when the respective Operating Subsidiary is not engaged in a refinancing or to purchase Old Securities which are not redeemable pursuant to terms of an indenture. CPL requests authority to effect the Redemption.

ITEM 5.   PROCEDURE.

          The first paragraph of Item 5 will be amended to read as follows:

          As stated in Item 1, CSW and the Operating Subsidiaries respectfully request that the Commission issue a Preliminary Order by not later than March 17, 1997. CSW and the Operating Subsidiaries request that the Commission reserve jurisdiction over all other authorizations requested in this Form U-1 Application-Declaration in File No. 70-8979. CSW and the Operating Subsidiaries further request that as soon as practicable after issuance of the Preliminary Order, but not later than April 1, 1997, the Commission issue an order granting and permitting this Application-Declaration to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

          Item 6 is amended to read as follows:

          Exhibit 1(a) -   Restated Articles of Incorporation, as
                           amended, of CPL (incorporated herein by
                           reference to Exhibit 4(a) to CPL's
                           Registration Statement No. 33-4897, Exhibits
                           5 and 7 to Form U-1, File No. 70-7171,
                           Exhibits 5, 8.1, 8.2 and 19 to Form U-1, File
                           No. 70-7472 and CPL's Form 10-Q for the
                           quarterly period ended September 30, 1992,
                           ITEM 6, Exhibit 1).

          Exhibit 1(b) -   Restated Certificate of Incorporation of PSO
                           (incorporated herein by reference to Exhibit
                           3 to PSO's 1987 Form 10-K, File No. 0-343).

          Exhibit 1(c) -   Restated Certificate of Incorporation, as
                           amended, of SWEPCO (incorporated herein by reference to Exhibit 3 to SWEPCO's 1980 Form
                           10-K, File No. 1-3146, Exhibit 2 to Form U-1,
                           File No. 70-6819, Exhibit 3 to Form U-1, File
                           No. 70-6924 and Exhibit 4 to Form U-1, File
                           No. 70-7360).

          Exhibit 1(d) -   Restated Articles of Incorporation, as
                           amended, of WTU (incorporated herein by
                           reference to Exhibit 3(e) 1 to WTU's 1994
                           Form 10-K, File No. 0-340).

          Exhibit 2(a) -   Form of Offer to Purchase and Proxy Statement
                           for SWEPCO.

          Exhibit 2(b) -   Form of Offer to Purchase and Proxy Statement
                           for PSO.

          Exhibit 2(c) -   Form of Offer to Purchase and Proxy Statement
                           for WTU.

          Exhibit 2(d) -   Form of Offer to Purchase for CPL

          Exhibit 3 -      Form of Notice of Special Meeting (attached
                           as part of Exhibit 2(a) (SWEPCO), 2(b) (PSO),
                           2(c) (WTU) and 4 (CPL)).

          Exhibit 4 -      Form of proxy solicitation materials for CPL.

          Exhibit 5(a) -   Form of Letter of Transmittal and Proxy for
                           SWEPCO.

          Exhibit 5(b) -   Form of Letter of Transmittal and Proxy for
                           PSO.

          Exhibit 5(c) -   Form of Letter of Transmittal and Proxy for WTU.

          Exhibit 5(d) -   Form of Letter of Transmittal for CPL.

          Exhibit 6(a) -   Form of Limited Partnership Agreement of
                           Special Purpose Subsidiary (to be filed by amendment).

          Exhibit 6(b) -   Form of Trust Agreement of Special Purpose
                           Subsidiary (Incorporated by reference from
                           Registration Statement No. 333-21149, Exhibit
                           4(g)).

          Exhibit 6(c) -   Form of Limited Liability Company Agreement
                           of Special Purpose Subsidiary (to be filed by amendment).

          Exhibit 7 -      Form of Action of General Partner (to be
                           filed by amendment).

          Exhibit 8 -      Form of Indenture (incorporated by reference
                           from Registration Statement No. 333-21149,
                           Exhibit 4(a)).

          Exhibit 9 -      Form of Supplemental Indenture including Form
                           of Debenture (incorporated by reference from Registration Statement No. 333-21149, Exhibit
                           4(b) and Exhibit 4(c)).

          Exhibit 10 -     Form of Guarantee (incorporated by reference
                           from Registration Statement No. 333-21149,
                           Exhibit 4(i)).

          Exhibit 11 -     Form of Underwriting Agreement (incorporated
                           by reference from Registration Statement No.
                           333-21149, Exhibit 1(a) and Exhibit 1(b)).

          Exhibit 12(a) -  Registration Statement filed by CSW under the
                           Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

          Exhibit 12(b) -  Registration Statement filed by CPL under the
                           Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (incorporated by reference to Registration Statement No. 333-21149).

          Exhibit 12(c) -  Registration Statement filed by PSO under the
                           Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (incorporated by reference to Registration Statement No. 333-21153).

          Exhibit 12(d) -  Registration Statement filed by SWEPCO under the Securities Act of 1933, as amended,
                           relating to the various securities which are the subject hereof (incorporated by reference to Registration Statement No. 333-21155).

          Exhibit 12(e) -  Registration Statement filed by WTU under the
                           Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

          Exhibit 13 -     Preliminary Opinion of Milbank, Tweed, Hadley
                           & McCloy, counsel to the Operating
                           Subsidiaries (to be filed by amendment).

          Exhibit 14 -     Proposed Notice of Proceeding (previously filed).

          Exhibit 15 -     Financial Statements per books and pro forma
                           as of ___________  of CSW and Operating
                           Subsidiaries (to be filed by amendment).

          Exhibit 16 -     Final or "past tense" opinion of Milbank,
                           Tweed, Hadley & McCloy, Counsel to the
                           Operating Subsidiaries (to be filed with Certificate of Notification).

          Exhibit 17 -     Application to the Corporation Commission of
                           the State of Oklahoma for authority to issue and sell the debentures (to be filed by amendment).

          Exhibit 18 -     Orders of State Commissions referred to in
                           Exhibit 17 (to be filed by amendment).

                                  S I G N A T U R E
                                  - - - - - - - - -


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated:  March 14, 1997


                                   CENTRAL AND SOUTH WEST CORPORATION


                                   By:/s/ Wendy G. Hargus
                                      -------------------
                                      Wendy G. Hargus
                                      Treasurer



                                   CENTRAL POWER AND LIGHT COMPANY


                                   By: /s/ Wendy G. Hargus
                                      -------------------
                                      Wendy G. Hargus
                                      Treasurer



                                   PUBLIC SERVICE COMPANY OF OKLAHOMA


                                   By: /s/ Wendy G. Hargus
                                      -------------------
                                      Wendy G. Hargus
                                      Treasurer



                                   SOUTHWESTERN ELECTRIC POWER COMPANY


                                   By: /s/ Wendy G. Hargus
                                      -------------------
                                      Wendy G. Hargus
                                      Treasurer



                                   WEST TEXAS UTILITIES COMPANY


                                   By: /s/ Wendy G. Hargus
                                      -------------------
                                      Wendy G. Hargus
                                      Treasurer

                                  INDEX OF EXHIBITS

The Index of Exhibits is amended as follows:



EXHIBIT                                                          TRANSMISSION
NUMBER                             EXHIBITS                         METHOD

1(a)      Restated Articles of Incorporation, as amended,        Incorporated By
          of CPL (incorporated herein by reference to            Reference
          Exhibit 4(a) to CPL's Registration Statement
          No. 33-4897, Exhibits 5 and 7 to Form U-1,
          File No. 70-7171, Exhibits 5, 8.1, 8.2 and 19 to
          Form U-1, File No. 70-7472 and CPL's Form 10-Q for the quarterly period ended September 30, 1992, ITEM 6,
          Exhibit 1).

1(b)      Restated Certificate of Incorporation of PSO           Incorporated By
          (incorporated herein by reference to Exhibit 3 to      Reference
          PSO's 1987 Form 10-K, File No.0-343)

1(c)      Restated Certificate of Incorporation, as amended,     Incorporated By
          of SWEPCO (incorporated herein by reference to         Reference
          Exhibit 3 to SWEPCO's 1980 Form 10-K, File No. 1-3146,
          Exhibit 2 to Form U-1, File No. 70-6819, Exhibit 3 to
          Form U-1, File No. 70-6924 and Exhibit 4 to Form U-1,
          File No. 70-73660).

1(d)      Restated Articles of Incorporation, as amended, of     Incorporated By
          WTU (incorporated herein by reference to Exhibit 3(e)  Reference
          1 to WTU's 1994 Form 10-K, File No. 0-340).

2(a)      Form of Offer to Purchase and Proxy Statement for      Electronic
          SWEPCO.

2(b)      Form of Offer to Purchase and Proxy Statement for      Electronic
          PSO.

2(c)      Form of Offer to Purchase and Proxy Statement for      Electronic
          WTU.

2(d)      Form of Offer to Purchase for CPL                      Electronic

3         Form of Notice of Special Meeting (attached as         Electronic
          part of Exhibit 2(a) (SWEPCO), 2(b)(PSO), 2(c)(WTU) and 4 (CPL)).

4         Form of proxy solicitation material for CPL.           Electronic

5(a)      Form of Letter of Transmittal and Proxy for SWEPCO.    Electronic

5(b)      Form of Letter of Transmittal and Proxy for PSO.       Electronic

5(c)      Form of Letter of Transmittal and Proxy for WTU.       Electronic

5(d)      Form Letter of Transmittal for CPL.                    Electronic

6(a)      Form of Limited Partnership Agreement of Special
          Purpose Subsidiary (to be filed by amendment).            _____

6(b)      Form of Trust Agreement of Special Purpose Subsidiary  Incorporated By
          (Incorporated by reference from Registration           Reference
          Statement No. 333-21149, Exhibit 4(g)).

6(c)      Form of Limited Liability Company Agreement of
          Special Purpose Subsidiary (to be filed by amendment).    _____

EXHIBIT                                                          TRANSMISSION
NUMBER                             EXHIBITS                         METHOD

7         Form of Action of General Partner (to be filed by
          amendment).                                               _____

8         Form of Indenture (incorporated by reference           Incorporated By
          from Registration Statement No. 333-21149,             Reference
          Exhibit 4(a)).

9         Form of Supplemental Indenture including Form of       Incorporated By
          Debenture (incorporated by reference from              Reference
          Registration Statement No. 333-21149, Exhibit 4(b) and Exhibit 4(c)).

10        Form of Guarantee (incorporated by reference           Incorporated By
          from Registration Statement No. 333-21149,             Reference
          Exhibit 4(i)).

11        Form of Underwriting Agreement (incorporated by        Incorporated By
          reference from Registration Statement No. 333-21149,   Reference
          Exhibit 1(a) and Exhibit 1(b)).

12(a)     Registration Statement filed by CSW under the              _____
          Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

12(b)     Registration Statement filed by CPL under the          Incorporated by
          Securities Act of 1933, as amended, relating to the    Reference
          various securities which are the subject hereof
          (incorporated by reference to Registration
          Statement No. 333-21149).

12(c)     Registration Statement filed by PSO under the          Incorporated by
          Securities Act of 1933, as amended, relating to the    Reference
          various securities which are the subject hereof
          (incorporated by reference to Registration Statement
          No. 333-21153).

12(d)     Registration Statement filed by SWEPCO under the       Incorporated by
          Securities Act of 1933, as amended, relating to the    Reference
          various securities which are the subject hereof
          (incorporated by reference to Registration
          Statement No. 333-21155).

12(e)     Registration Statement filed by WTU under the              _____
          Securities Act of 1933, as amended, relating to the various securities which are the subject hereof (to be filed by amendment).

13        Preliminary Opinion of Milbank, Tweed, Hadley &            _____
          McCloy, counsel to the Operating Subsidiaries (to be filed by amendment).


14        Proposed Notice of Proceeding (previously filed).          _____

15        Financial Statements per books and pro forma as            _____
          of ____________ of CSW and Operating Subsidiaries
          (to be filed by amendment).

16        Final or "past tense" opinion of Milbank, Tweed,           _____
          Hadley & McCloy, Counsel to the Operating Subsidiaries
          (to be filed with Certificate of Notification).

17        Application to the Corporation Commission of the           _____
          State of Oklahoma for authority to issue and sell the debentures (to be filed by amendment).

18        Orders of State Commissions referred to in                 _____
          Exhibit 17 (to be filed by amendment).